SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

JADE MOUNTAIN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

46988M 20 9

(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue, 14th Floor
New York, New York 10022
Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No. 46988M 20 9	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equity Trust (BVI) Limited as trustee of The Innomind Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,899,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,899,643
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,899,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zou Dejun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,109,679
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,109,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,109,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.44%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qiu Jianping
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,789,964
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,789,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,789,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.16%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, par value $.0001 per share (the “Common Stock”) of Jade Mountain Corporation (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive offices are located at No. 11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian, People’s Republic of China 116100.

Item 2.	Identity and Background.

(a)    This report is filed jointly by each of the following persons (the “Reporting Persons”): *

(i)  Equity Trust (BVI) Limited, as trustee of The Innomind Trust (“Equity Trust”)

(ii)  Zou Dejun, beneficiary of The Innomind Trust, director and Chief Executive Officer of the Issuer.

(iii)	Qiu Jianping, beneficiary of The Innomind Trust, Chairman of the Board of the Issuer.
_______________________
* The Reporting Persons are filing as a group, because: (i) Zou Dejun and Qiu Jianping are husband and wife, and (ii) the securities to which this Schedule 13D relates are owned of record by Equity Trust as trustee of The Innomind Trust, of which Mr. Zou and Ms. Qiu are the beneficiaries.

(b)
The place of organization of Equity Trust and of The Innomind Trust is the British Virgin Islands. The business address of Equity Trust and of The Innomind Trust is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands VG1110. The business address of Zou Dejun, Qiu Jianping and the Issuer is No. 11 Youquan Road, Zhanqian Street, Jinzhou District, Dalian, People’s Republic of China 116100.

(c)
The principal business of Equity Trust is to act as an institutional trustee of various trusts. The principal business of The Innomind Trust is to hold the securities of the Issuer to which this Schedule 13D relates. The present principal occupation of Zou Dejun is as a director and Chief Executive Officer of the Issuer, and the present principal occupation of Qiu Jianping is as the Chairman of the Board of the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f)	Equity Trust (BVI) Limited is a British Virgin Islands corporation. Zou Dejun and Qiu Jianping are citizens of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2007, Equity Trust acquired 17,899,643 shares of the Issuer’s newly-issued Common Stock pursuant to a share exchange transaction (the “Share Exchange”) among the Issuer, Zhang Ze, a citizen and resident of the People’s Republic of China (“Zhang”), and Innomind Group Limited, a British Virgin Islands corporation (“Innomind”). In the Share Exchange, Zhang, as owner of all of the issued and outstanding shares of the common stock of Innomind (the “Innomind Shares”) exchanged all of the Innomind Shares for 17,899,643 original issue shares (the “Jade Mountain Shares”) of the Issuer. As a result, Innomind became the wholly-owned subsidiary of the Issuer. The Share Exchange was effected pursuant to the terms of an agreement by and among the Issuer, Zhang Ze and Innomind that was executed and consummated on October 5, 2007 (the “Share Exchange Agreement”). On October 5, 2007, immediately upon the consummation of the Share Exchange, Zhang transfered and conveyed all of the Jade Mountain Shares to Equity Trust as trustee of The Innomind Trust.

As a result of the Share Exchange, (i) the Issuer ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act of 1934, as amended, (ii) Innomind is now a wholly-owned subsidiary of the Issuer, and (iii) through Innomind’s wholly-owned subsidiary, Dalian Innomind Environment and Engineering Co. (“WFOE”), a company incorporated under the laws of the People’s Republic of China, which manages and controls the business of Dalian RINO Environment Engineering Science and Technology Co., Ltd. (“RINO”), a company incorporated under the laws of the People’s Republic of China, Issuer is now indirectly managing and controlling RINO and RINO’s business. RINO is in the business of designing, manufacturing, installing and servicing wastewater treatment, exhaust desulphurization and high temperature anti-oxidation systems, which are principally used by iron and steel manufacturers in the People’s Republic of China.

Item 4.	Purpose of Transaction.

The acquisition of 17,899,643 shares of the Issuer’s Common Stock was part of a series of transactions undertaken by the Issuer, Innomind, WFOE, RINO, Zou Dejun, Qiu Jianping and certain accredited Investors, in order to accomplish: (i) the acquisition of the business of RINO by the Issuer and (ii) the private placement of 5,464,357 shares of the Issuer’s Common Stock (“the Private Placement”) to 24 named, accredited investors (“Purchasers”) pursuant to a securities purchase agreement dated as of September 27, 2007 (the “Securities Purchase Agreement”).

The other transactions included, without limitation:

•
a series of restructuring transactions through which WFOE acquired control over the business operations and financial affairs of RINO. The Issuer’s control over Innomind gives the Issuer indirect control over WFOE (the wholly-owned subsidiary of Innomind) and consequently, control over the business operations and financial affairs of RINO. The reasons that WFOE acquired control over RINO by contractual arrangement rather than by acquisition of RINO’s stock or assets are that: (i) under the laws of the PRC, a foreign-owned entity, such as Issuer or Innomind, is unable to acquire a PRC entity, such as RINO, by issuing its capital stock, and (ii) the Issuer did not have sufficient cash to purchase all of the assets of RINO based on their fair value, as required under the laws of the PRC;

•
the resignation of the Issuer’s sole director and executive officer on October 5, 2007, his resignation as a director to be effective 10 days after the Issuer disseminates to its securityholders its information statement on Schedule 14 f-1 relating to the change of control in its board of directors; and

•
an escrow arrangement under the terms of a Make Good Escrow Agreement entered into as of September 27, 2007, by the Issuer, the Purchasers, Zou Dejun, Qiu Jianping, The Innomind Trust and Tri-State Title & Escrow, LLC, as escrow agent, under which 5,580,000 shares (the “Escrow Shares”) of the 17,899,643 shares of Issuer Common Stock issued in the Share Exchange and held by The Innomind Trust are being initially held in escrow, which shares may be forfeited to the Purchasers, if the Issuer’s financial performance in 2007 and 2008 does not meet certain prescribed targets. If the Issuer does not meet certain financial performance targets in 2007 and 2008, all or part of the Escrow Shares may be forfeited and distributed ratably to the Purchasers according to the number of shares of the Issuer’s Common Stock each of them then holds.

Except as set forth herein, none of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons beneficially own 17,899,643 shares of the Issuer’s Common Stock which represents approximately 71.6% of the Issuer’s outstanding Common Stock.

(b)
Equity Trust, as trustee of The Innomind Trust, is the record holder of 17,899,643 shares of the Common Stock of the Issuer as described in this report. Zou Dejun and Qiu Jianping may be deemed to hold shared voting and dispositive power over these shares by virtue of their being the sole beneficiaries of The Innomind Trust.

(c)	Except as described in Sections 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)
To the best knowledge of each of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 17,899,643 shares of Common Stock reported in Item 5(a), except for the Escrow Shares initially held in escrow under the Securities Escrow Agreement described in Section 4 above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement and the Make Good Escrow Agreement described above and the lock-up arrangement and trust agreement described below.

Under lock-up agreements dated as of September 27, 2007, by and among the Issuer, Zou Dejun and Qiu Jianping, and the Issuer and the Innomind Trust, Zou, Qiu and the Innomind Trust each agreed not to sell or transfer any shares of the Common Stock until at least 12 months after the effective date of the initial Registration Statement to be filed to register at least 50% of the shares of the Common Stock registrable under a Registration Rights Agreement, dated as of September 27, 2007, by and among the Issuer and the Purchasers in the Private Placement.

Under The Innomind Trust, Equity Trust acts as the trustee of a corpus consisting of the 17,899,643 shares of the Issuer’s Common Stock initially issued to Zhang Ze in the Share Exchange. Zou Dejun and Qiu Jianping are the beneficiaries of the trust and share voting and investment power with respect to those shares. The Innomind Trust Agreement is dated September 19, 2007.

Item 7.	Material to be Filed as Exhibits.

1.	Lock-Up Agreement, dated as of September 27, 2007, by and among the Issuer, Zou Dejun and Qiu Jianping.
2.	Share Exchange Agreement, dated October 5, 2007 between the Issuer, Zhang Ze and Innomind Group Limited.*
3.	Securities Purchase Agreement, dated as of September 27, 2007, among the Issuer, Innomind, WOFE, RINO and the Purchasers.*
4.	Make Good Escrow Agreement, dated as of September 27, 2007, by and between the Issuer, the Purchasers, Zou Dejun, Qiu Jianping, The Innomind Trust and Tri-State Title & Escrow, LLC, as escrow agent.
6.	The Innomind Trust Agreement.

* Incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

EQUITY TRUST (BVI) LIMITED

Date: October 15, 2007	/s/ Nicholas Lane
Name: Nicholas Lane
Title: Senior Manager

Date: October 15, 2007	/s/ Zou Dejun
Name: Zou Dejun

Date: October 15, 2007	/s/ Qiu Jianping
Name: Qiu Jianping